Exhibit 99.1

FCA Announces New Appointment

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that effective January 1, 2016, Richard Palmer is appointed Chief Operating Officer Systems and Castings reporting directly to Chief Executive Officer Sergio Marchionne. Mr. Palmer will also retain his current responsibilities as FCA Chief Financial Officer and member of the Group Executive Council.

Mr. Palmer will succeed Riccardo Tarantini, who has elected to retire from the Group after more than 35 years of dedicated service. “We extend our sincere appreciation to Riccardo for his dedication, leadership and many contributions to the organization” said Sergio Marchionne.

Richard Palmer has served as Chief Financial Officer and member of the Group Executive Council (GEC) since September 1, 2011. He spent the early years of his career in Audit with Price Waterhouse Coopers and later with United Technologies Corp, and as Finance Manager for several business units at General Electric Oil & Gas. He joined FCA in 2003 in Comau and has since held various positions of increasing responsibility within the Group. Mr. Palmer is a Chartered Accountant and member of ICAEW (UK) and he holds a Bachelor of Science Degree in Microbiology from the University of Warwick (UK).

London, 23 December 2015

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